

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 15, 2007

J. Anthony Terrell
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2-15-2007

Re: Avista Corporation
Incoming letter dated January 9, 2007

Dear Mr. Terrell:

This is in response to your letter dated January 9, 2007 concerning the shareholder proposal submitted to Avista by John Osborn, MD. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Osborn, MD
2421 W. Mission
Spokane, WA 99201



DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333

January 9, 2007

RECEIVED
2007 JAN 10 AM 11:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avista Corporation
File No. 1-3701
Shareholder Proposal of John Osborn, MD

Ladies and Gentlemen:

We are counsel to Avista Corporation, a Washington corporation ("Avista" or the "Company"). On November 28, 2006, Avista received a proposed shareholder resolution (together with preamble and supporting statement, the "Proposal") from John Osborn, MD, an individual shareholder residing in Spokane, Washington (the "Proponent"), for inclusion in the Company's proxy soliciting materials (the "2007 Proxy Statement") relating to the Company's Annual Meeting of Shareholders to be held May 10, 2007. Thereafter, on November 30, 2006, Doctor Osborn submitted a revised proposal, which is included below.

Avista is a public utility company that provides electric service in eastern Washington and northern Idaho and natural gas service in eastern Washington, northern Idaho and northeast and southwest Oregon. The Company's utility assets are located in the foregoing areas and in Montana. Avista's common stock is listed on the New York Stock Exchange. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

On behalf of Avista, we hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of Avista's intention to exclude the Proposal from its 2007 Proxy Statement on the basis set forth below. We respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2007 Proxy Statement.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of this letter and the exhibit hereto. One copy of this letter and the exhibit hereto are being simultaneously sent by overnight delivery to the Proponent.

We are enclosing as Exhibit A to this letter copies of all correspondence between the Company and the Proponent.

I. The Proposal

Set forth below is the text of the Proposal:

Resolved: that the shareholders of Avista urge that the Board of Directors take the necessary steps to hold annual elections for all directors, and that this change shall be accomplished in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT. Currently, Avista is composed of three classes of directors. Only a third of the board faces election each year; each individual director faces election once every three years. I believe that reducing the frequency of director election reduces the accountability of each director to shareholders. Many shareholders have voiced growing concern about classified boards.

Among Avista's larger shareholders, Lord Abbott, Vanguard, and Morgan Stanley routinely support proposals such as this one calling for annual director elections.

In 2004, 35 shareholder proposals on this topic won an impressive 70% average "yes" vote. The Council of Institutional Investors, whose members have $3 trillion invested recommends adoption of this proposal topic.

Many companies have reformed their boards, including Safeway and Southwest Airlines.

In my opinion, board accountability is especially important at Avista and that insulation from the long term interests of shareholders would lead the company to adopt counterproductive policies.

For example, Avista shareholders have a significant interest in the outcome to the relicensing of our company's five dams on the Spokane River. As Washington Water Power, our company built dams on the Spokane River that powered progress. At the same time, these dams present ongoing costs, by blocking river flows, degrading water quality, and blocking the return of the salmon. Area taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in impounded water that promotes algae blooms and fish kills.

The scenic beauty of Spokane, Washington, centers on the waterfalls in the downtown area. Spokane Falls were the site for Expo '74, the world's fair that first trumpeted environmental protection and restoration. Yet during the dry summers months, Avista turns off the waterfalls to generate power at an upstream dam. Of note, the power generated is a tiny percentage of Avista generating capability.

Naturally, shareholder interest in the public license to operate Avista's dams may be affected by its stewardship of the highly visible Spokane Falls. I believe that the choice to favor the generation of power over the environmental reputation of the company may bear on board accountability.

Therefore, I urge support for this resolution.

II. Reasons for Excluding the Proposal

Avista believes that the Proposal may properly be omitted from its 2007 Proxy Statement pursuant to Rule 14a-8(i)(10) as having been substantially implemented and Rule 14a-8(i)(3) as a violation of the proxy rules.

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) - *Substantially Implemented."*

It is the Company's position, with which we concur, that Proponent's Proposal may be excluded under Rule 14a-8(i)(10), which permits the omission of a shareholder Proposal "if the company has already substantially implemented the proposal."

On January 2, 2007, the Board adopted resolutions approving amendments to the Company's Restated Articles of Incorporation, as amended, to declassify the Board and authorize the annual election of directors beginning in 2008; provided, however, that the unexpired terms of incumbent directors will not be shortened. The Board also authorized the inclusion of this amendment in the 2007 Proxy Statement and the submission thereof for shareholder approval at the Annual Meeting of Shareholders on May 10, 2007.

Through the adoption of these resolutions the Board has substantially implemented Proponent's Proposal urging the Board to take the necessary steps to hold annual elections for all directors. The Company will include the Board's proposed amendment in the 2007 Proxy Statement and submit it for shareholder approval at the 2007 Annual Meeting of shareholders.

On numerous occasions, the Staff has not objected to the omission of similar shareholder proposals. *See 3M Company* (March 20, 2006) (shareholder proposal omitted where the board had already submitted a proposal for declassification and annual elections in their proxy statement); *MeadWestvacto Corporation* (February 13, 2006) (shareholder proposal omitted because the board had already submitted for shareholder approval a recommendation to switch to declassification of the board and a system of annual elections); *Northrop Grumman, Corporation* (March 22, 2005) (shareholder proposal omitted where the board had already submitted a proposal for the annual election of directors); *Southwest Airlines Co.* (February 10, 2005) (shareholder proposal omitted because it had been substantially implemented by a board resolution to adopt annual elections).

Thus, it is the Company's position, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(10).

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) - *"Violation of Proxy Rules."*

Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." This includes Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Staff has routinely permitted the exclusion of portions of a proposal that contain false or misleading statements, including statements that are vague, that inappropriately cast the proponent's opinions as statements of fact or that otherwise fail to appropriately document assertions of fact. *See, e.g., AT&T Wireless Services, Inc.* (available Feb. 11, 2004); *Anadarko Petroleum Corporation* (available Feb. 4, 2004); *Farmer Bros. Co.* (available Nov. 28, 2003); *Swift Transportation Co., Inc.* (available Apr. 1, 2003); *Weyerhaeuser Co.* (available Jan. 15, 2003); *Peoples Energy Corp.* (available Nov. 3, 2002); *Boeing Company* (available Mar. 8, 1976); *Phillips Petroleum Company* (available Feb. 27, 1975); *Long Island Lighting Company* (available March 1, 1974); *Staff Legal Bulletin No. 14* (Jul. 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"); and *Dyer v. Securities and Exchange Commission,* 287 F.2d 773 (8th Cir. 1961).

The following excerpts from Proponent's Proposal are undocumented assertions of fact:

(1) "Area taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in impounded water that promotes algae blooms and fish kills."

This statement is also false and misleading in several respects. First, there has been no final decision as to what kind of sewage treatment upgrades will be required, when such upgrades will be required or how much such upgrades will cost. In addition, such upgrades will be required in any event due to population growth and the obsolescence of existing facilities, without regard to any possible effect of the operation of the Spokane River Dams. Third, no fish kills have been documented in the Spokane River for many years. Finally, as environmental agencies of the States of Washington and Idaho have acknowledged, the dissolved oxygen levels and occasional algae blooms are driven by the discharge of nutrients into the river from a variety of sources totally unrelated to the operation of the Spokane River Dams.

(2) "[T]he choice to favor the generation of power over the environmental reputation of the company may bear on board accountability."

This statement, which is nothing but an opinion stated as a fact, is also false and misleading. The Company is not aware of what "choice" the Proponent is referring to.

(3) "[T]hese dams present ongoing costs, by blocking river flows, degrading water quality, and blocking the return of salmon."

This statement is also vague and misleading because there are "ongoing costs", both operating costs and environmental costs, associated with virtually all electric generating facilities. This statement implies that the costs associated with the Spokane River Dams are extraordinary.

Thus, it is the position of the Company, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(3), as being violative of Rule 14a-9, unless the proponent revises the Proposal to eliminate or cure the defects noted above.

III. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff advise Avista that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2007 Proxy Statement. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (212) 259-7070 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Michael F. Fitzpatrick, Jr. at (212) 259-6670 or my associate, Nigel Holder, at (212) 259-6674.

Very truly yours,

DEWEY BALLANTINE LLP, Counsel for Avista Corporation

By J. Anthony Terrell


By:
James F. Bowe, Jr.
ADMITTED IN WASHINGTON, D.C.

cc: Marian M. Durkin, Esq., Senior Vice President and General Counsel
Ms. Karen S. Feltes, Senior Vice President and Corporate Secretary
John Osborn, MD

RECEIVED
DEC 0 1 2006
EXECUTIVE DEPT.

Exhibit A

Avista Corp.
Corporate Secretary
1411 E. Mission
P.O. Box 3727
Spokane, WA 99220-3727

November 30, 2006

Dear Corporate Secretary,

Enclosed, please accept this shareholder resolution to replace the resolution I sent on November 28th.

I submit this resolution under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2007; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail or email (john@waterplanet.ws).

Your consideration is appreciated.

Sincerely,



John Osborn, MD
2421 W. Mission
Spokane, WA 99201

Resolved: that the shareholders of Avista urge that the Board of Directors take the necessary steps to hold annual elections for all directors, and that this change shall be accomplished in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT. Currently, Avista is composed of three classes of directors. Only a third of the board faces election each year; each individual director faces election once every three years. I believe that reducing the frequency of director elections reduces the accountability of each director to shareholders. Many shareholders have voiced growing concern about classified boards.

Among Avista's larger shareholders, Lord Abbott, Vanguard, and Morgan Stanley routinely support proposals such as this one calling for annual director elections.

In 2004, 35 shareholder proposals on this topic won an impressive 70% average "yes" vote. The Council of Institutional Investors, whose members have $3 trillion invested recommends adoption of this proposal topic.

Many companies have reformed their boards, including Safeway and Southwest Airlines.

In my opinion, board accountability is especially important at Avista and that insulation from the long term interests of shareholders would lead the company to adopt counterproductive policies.

For example, Avista shareholders have a significant interest in the outcome to the relicensing of our company's five dams on the Spokane River. As Washington Water Power, our company built dams on the Spokane River that powered progress. At the same time, these dams present ongoing costs, by blocking river flows, degrading water quality, and blocking the return of the salmon. Area taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in impounded water that promotes algae blooms and fish kills.

The scenic beauty of Spokane, Washington, centers on the waterfalls in the downtown area. Spokane Falls were the site for Expo '74, the world's fair that first trumpeted environmental protection and restoration. Yet during the dry summers months, Avista turns off the waterfalls to generate power at an upstream dam. Of note, the power generated is a tiny percentage of Avista's generating capability.

Naturally, shareholder interest in the public license to operate Avista's dams may be affected by its stewardship of the highly visible Spokane falls. I believe that the choice to favor the generation of power over the environmental reputation of the company may bear on board accountability.

Therefore, I urge support for this resolution.

Miner, Sue

From: Eastwood, Karen
Sent: Tuesday, November 28, 2006 8:05 AM
To: Miner, Sue
Cc: Feltes, Karen
Subject: FW: Shareholder Resolution

-----Original Message-----
From: John Osborn [mailto:John@waterplanet.ws]
Sent: Monday, November 27, 2006 9:15 PM
To: CorpComm; Lang, Jason; Eastwood, Karen
Subject: Shareholder Resolution

Avista Corp.
Corporate Communications
1411 E. Mission - MS18
P.O. Box 3727
Spokane, WA 99220-3727

November 28, 2006

Dear Sir or Madam,

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2007, and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail or email (john@waterplanet.ws).

Your consideration is appreciated.

Sincerely,

John Osborn, MD
2421 W. Mission
Spokane, WA 99201

Resolved: that the shareholders of Avista urge that the Board of Directors take the necessary steps to hold annual elections for all directors, and that this change shall be accomplished in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT. Currently, Avista is composed of three classes of directors. Only a third of the board faces election each year; each individual director faces election once every three years. I believe that reducing the frequency of director elections reduces the accountability of each director to shareholders. Many shareholders have voiced growing concern about classified boards.

In the case of the Avista board, I am concerned that if management is insulated from the long-term interests of shareholders, this could lead the company to adopt counterproductive policies.

Avista shareholders have a significant interest in the outcome to the relicensing of our company's five dams on the Spokane River.

As Washington Water Power, our company built dams on the Spokane River that powered progress and also drove this river's fabled salmon runs to extinction.

Avista's dams continue to harm the Spokane River – by decreasing flows, degrading water quality, and blocking the return of the salmon. The impacts are many, including that taxpayers will invest hundreds of millions of dollars in new sewage treatment technology partly because of the impacts of Avista dams on depleting dissolved oxygen in impounded water, thereby risking algae blooms and fish kills.

Hundreds of thousands of people visit the city of Spokane's downtown area each year. The City centers on Spokane Falls, one of the most stunning water features in any American city. During the dry summers months, Avista turns off the waterfalls to run its relic power facilities to generate a couple of megawatts.

The Spokane River dams are relics and have minimal value, yet will cost the company hugely in terms of mitigation for the environmental harms they cause.

Avista may have liabilities relating to operation of Post Falls Dam and the longstanding storage of water over Coeur d'Alene tribal lands.

Shareholders have an interest in the outcome in the re-licensing of our company's Spokane River dams. Avista dam decisions are extremely high profile, and will impact the public reputation of my company – and will do so for years. Avista's decisions on its Spokane River dams are notable for a company that has invested so heavily in community relations.

I believe the failure to respond adequately to Spokane River dam issues may be symptomatic of a problem with corporate governance and a board of directors insulating itself and thereby placing my company at financial disadvantage.

I believe a company more attuned to shareholder interests would undertake a more reasoned and stable approach to asset management. While annual election of directors will not automatically achieve this goal, I believe it is an important first step.

Therefore, I urge support for this resolution.



Avista Corp.
1411 E. Mission Ave. (MSC-10)
Spokane, WA 99202
Telephone (509) 495-4140
Facsimile (509) 495-8851

December 19, 2006

Dr. John Osborn
2421 W. Mission Ave.
Spokane, WA 99201

Dear Dr. Osborn:

We received your shareholder proposal on November 30, 2006. As required by the Securities Exchange Act of 1934 Rule 14a-8 you stated that you have owned the requisite value of shares for the requisite time period and that you intend to continue ownership of the requisite value through the forthcoming annual meeting in 2007. You also stated that you would provide evidence of said ownership upon request.

At this time, we are requesting that the bank or broker who is the holder of your securities, submit a written statement to us to verify your ownership of the requisite shares.

Thank you.

Karen S. Feltes
Senior Vice President &
Corporate Secretary

RICHARDS, MERRILL & PETERSON, INC.

INVESTMENT STOCKS & BONDS


SIPC

One Skywalk, U.S. Bank Building
422 West Riverside Avenue
Spokane, Washington 99201-0367
(509) 624-3174 • Toll Free (800) 572-5296 • Fax (509) 455-6392

Member
NASD
National Association
of Securities Dealers, Inc.

January 4, 2006

Karen S. Feltes
Senior Vice President &
Corporate Secretary
Avista Corp.
1411 E. Mission Ave (MSC-10)
Spokane, WA. 99202

Dear Ms. Feltes,

Dr. John Osborn forwarded your request for verification of ownership of Avista common stock to me this morning. Dr. Osborn is a client of Richards, Merrill & Peterson, Inc.

This letter is our confirmation that Dr. Osborn owns 175 shares of Avista common stock. He purchased these shares on 12/2/04 and has held them continually since purchase.

You may reach me at 624-3174 if you have additional questions.

Sincerely,

Kurt E. Orton
Executive Vice President
Richards, Merrill & Peterson, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avista Corporation
Incoming letter dated January 9, 2007

The proposal requests that the board take the necessary steps to hold annual elections for all directors.

There appears to be some basis for your view that Avista may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Avista must receive shareholder approval in order to provide for the annual election of directors and that Avista will provide shareholders at Avista's 2007 Annual Meeting with an opportunity to approve an amendment to its articles of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Avista omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Avista relies.

Sincerely,



Ted Yu
Special Counsel

END